Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 O: 650.493.9300 F: 650.493.9301

REZWAN D. PAVRI

Internet: rpavri@wsgr.com

Direct dial: (650) 565-3574

January 22, 2021

BY EDGAR

Matthew Crispino, Esq., Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pluralsight, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed January 7, 2021

File No. 001-38498

Dear Mr. Crispino:

This letter is sent on behalf of Pluralsight, Inc. (“Pluralsight”) in response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were communicated in the Staff’s letter dated January 19, 2021 (the “Comment Letter”) regarding the preliminary proxy statement on Schedule 14A filed with the Commission on January 7, 2021 (the “Proxy Statement”). This letter provides Pluralsight’s responses to the Comment Letter. As discussed, in connection with this letter, we are emailing to you a revised version of the Proxy Statement (the “Revised Preliminary Proxy Statement”) marked to show all changes from the Proxy Statement, which reflects revisions made to the Proxy Statement in response to the comments of the Staff and the updating of other information.

For ease of review, we have reproduced the Staff’s comments in bold, italicized type below. Each comment is followed by Pluralsight’s response. Capitalized terms used in this letter that are not otherwise defined have the meanings assigned to them in the Revised Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Background of the Mergers, page 38

1.

You indicate on page 46 that at the November 12 meeting, Mr. Hinkle recused himself from portions of the meeting, as well as portions of future meetings, that involved substantive discussions among the members of the Pluralsight Board regarding the negotiation of the amendment to the Tax Receivable Agreement (“TRA”) with the TRA Representative. Please disclose whether Mr. Skonnard or any other director or member of management that was a beneficiary under the TRA similarly recused themselves from meetings or portions of meetings at which the board discussed the negotiation of the TRA amendment.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Matthew Crispino, Esq.

January 22, 2021

In response to the Staff’s comment, Pluralsight has revised the disclosure set forth on pages 48 through 50 of the Revised Preliminary Proxy Statement.

2.

We note that although the bidding process began in September 2020, the Transaction Committee did not discuss amending the TRA to reduce the amount of the change of control payout until November 2, by which time Parties A, B, C and D had dropped out of the bidding process. Please disclose why the company did not pursue amending the TRA payout at an earlier time in the bidding process. Also, we note that Qatalyst informed Vista on November 11 that Pluralsight would seek to amend the TRA to reduce the payout required under the TRA. Please disclose if and when this information was shared with any of the other bidders.

In response to the Staff’s comment, Pluralsight has revised the disclosure set forth on pages 42 and 48 of the Revised Preliminary Proxy Statement.

Interests of Pluralsight’s Directors and Executive Officers in the Mergers Arrangements with Parent Entities, page 71

3.

You state that as of the date of the preliminary proxy statement, none of your executive officers had any discussions or negotiations, or entered into any agreement, with the Parent Entities or any of their affiliates regarding the potential terms of their individual employment arrangements following the consummation of the mergers. In Question 15 of the Employee Frequently Asked Questions filed as proxy soliciting materials under cover of Schedule 14A on December 15, 2020, however, you state that Mr. Skonnard will continue to lead the company as CEO after close of the merger. Please explain this apparent discrepancy.

In response to the Staff’s comment, Pluralsight has revised the disclosure set forth on page 74 of the Revised Preliminary Proxy Statement.

*         *         *

If you have any additional questions or require any additional information, please do not hesitate to contact me at the number or email address appearing on the first page of this letter.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri

Rezwan D. Pavri

Enclosure

Matthew Crispino, Esq.

January 22, 2021

cc:	Pluralsight, Inc.

Matthew Forkner

Kirkland & Ellis LLP

Daniel E. Wolf, P.C.

David M. Klein, P.C.

Stuart E. Casillas, P.C.

Nathan J. Davis

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Martin Korman

Douglas Schnell